[HEARTLAND PAYMENT SYSTEMS LETTERHEAD]

August 26, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Kathleen Collins

Re:	Heartland Payment Systems, Inc. Amendment No. 3 to Form 10-K for the Fiscal Year Ended December 31, 2008 Filed July 10, 2009 File No. 001-32594

Dear Ms. Collins:

We are providing you with Heartland Payment Systems, Inc.’s (the “Company”) responses to the written comments received from the Staff of the Commission (the “Staff”) by letter dated August 5, 2009 (the “Comment Letter”) relating to the Company’s Amendment No. 3 to Form 10-K for the Fiscal Year Ended December 31, 2008 (“Amendment No. 3”).

The Company’s responses to the Staff’s Comment Letter are set forth below. The Company intends, to the extent still applicable, to include the disclosures set forth in the responses below in its future filings. The Staff’s Comments are reprinted below followed by the Company’s responses.

Amendment No. 3 to Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation

Compensation Discussion and Analysis

Determining Executive Compensation

Annual Performance-Based Compensation, page 4

1.

We note that in response to prior comment 1 you have provided additional disclosure regarding the performance measures generally taken into account in determining annual performance-based bonuses for your named executive officers. In your response letter and in future filings, to the extent material to your executive compensation policies and decision-making processes, please explain more clearly the performance measures considered in determining bonuses for Messrs. Kallenbach and Sheridan, and how their annual bonuses are structured to reflect

August 26, 2009

performance with respect to these measures. In this regard, we note that the chart on page 5 indicates that “Expenses, transaction and litigation outcomes” relating to your legal budget are considered for Mr. Kallenbach, and that “Repricing of merchant accounts and managing card processing results” relating to your “Merchant portfolios” budget are considered for Mr. Sheridan. It is not clear from your disclosure the precise nature of the performance measures taken into account for each of these named executive officers, and how actual performance against such measures factors into the determination of the bonus amounts awarded.

As previously disclosed, annual performance-based compensation for the Company’s named executive officers is tied to overall Company performance, extraordinary individual performance, or both, with the actual pay-out determined in the discretion of the Company’s Chief Executive Officer (except with respect to his own compensation) and the Compensation Committee.

Each of Messrs. Kallenbach’s and Sheridan’s annual performance-based compensation is based upon their respective budget and performance measures disclosed in Amendment No. 3. Neither of their annual performance-based compensation is strictly formulaic but is instead based upon the factors described in Amendment No. 3, including the Company’s financial operating performance, their respective performance measures and individual factors.

After the conclusion of a calendar year, the Chief Executive Officer makes a determination of each of Messrs. Kallenbach’s and Sheridan’s effectiveness and value as the Company’s Chief Legal Officer and General Counsel, and Chief Portfolio Officer, respectively. The Chief Executive Officer evaluates their effectiveness in their respective roles, and their value to the enterprise, by assessing the circumstances of the Company during such prior year, including its goals and state of affairs, taking into account the challenges facing the executive and the executive’s individual budgets and expenses from the prior year. After evaluating these factors as well as the others described in Amendment No. 3, the Chief Executive Officer determines each of their annual performance-based compensation, subject to the Compensation Committee’s final determination.

Other than as described above, it is not possible to describe the performance measures precisely. In its future filings, the Company will explain more clearly the performance measures considered in determining annual performance-based compensation for Messrs. Kallenbach and Sheridan and how such measures factor into the determination of the amounts awarded as described above.

2.

You disclose that your compensation committee determined to pay annual cash bonuses for 2008 at 100% of targeted levels to each eligible named executive officer, notwithstanding that the company did not meet certain performance measures, such

August 26, 2009

as operating income and net income, generally used to determine annual cash bonuses for your named executive officers. Accordingly, it appears that the compensation committee exercised its discretion to pay bonuses in excess of the amounts earned by meeting the relevant performance measure. In this regard, please tell us what consideration you gave to presenting such excess amounts in the “Bonus” column of your summary compensation table. Please see Question 119.02 of our Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

The Company acknowledges that discretionary cash bonuses that were not based on any performance criteria should be recorded in the “Bonus” column of the Company’s summary compensation table in accordance with Question 119.02 of the Commission’s Regulation S-K Compliance and Disclosure Interpretations. The Company will revise its summary compensation table in its future filings to include the amounts that were paid to its named executive officers over and above the amounts earned by meeting the performance measure in the non-equity incentive plan in fiscal year 2008 in the “Bonus” column of the Company’s summary compensation table. Additionally, if any amount is paid over and above the amounts earned by meeting the performance measure in the non-equity incentive plan in the future, the Company will also record such amounts in the “Bonus” column of the Company’s summary compensation table in its future filings.

We thank the Staff for its courtesies. If the Staff needs any additional information or has any further questions, please do not hesitate to contact Kevin Collins of Goodwin Procter LLP, counsel to the Company, at (212) 813-8809 or Jason Casella of Goodwin Procter LLP at (212) 459-7025.

Sincerely,

Heartland Payment Systems, Inc.

By:	/s/ Robert H.B. Baldwin, Jr.
Name:	Robert H.B. Baldwin, Jr.
Title:	President and CFO

cc:	Patrick Gilmore
Mark Shuman
Katherine Wray